Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[redacted]

04035531

6 July 2004

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 JUL 14 P 3:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. First half trading update.
2. Substantial Shareholder Notification – Harris Associates.
3. Substantial Shareholder Notification – Barclays.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/16

Direct Line 01932 264143
jeremytatham@michaelpage.com

[82-5162]

RECEIVED
2004 JUL 14 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 06-Jul-04
Number	5199A

6 July 2004

2004 FIRST HALF TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports second quarter revenues (gross profit) of £52.3m resulting in first half year revenues of £100.4m. The second quarter revenue represents a like for like increase of 16.3% and a sequential increase of 8.6%. Revenue in the first half is 14.4% higher than the £87.8m recorded in the first half of 2003.

UK first half revenues were £53.1m, up 21.5% on the first half of 2003.

In Continental Europe, where market conditions remained challenging, first half revenues were £29.6m, 3.2% below the first half of 2003.

In Asia Pacific, first half revenues were £14.3m, 24.3% up on the first half of 2003.

In the Americas, first half revenues were £3.3m, 73.6% up on the first half of 2003.

Commenting on the first half results, Chief Executive Terry Benson said:

"We are extremely pleased with the continuing strong increase in our revenues. While trading conditions in Continental Europe remain tough there are some early signs of increased activity. We are encouraged with our progress in The Americas and during the first half opened new offices in Boston and Chicago."

During the second quarter Michael Page International plc reinstated its share buy back programme, purchasing 9m shares at an average price of 169p.

Michael Page International plc will announce its interim results for the six months ended 30 June 2004 on 16 August 2004.

Enquiries:

Michael Page International plc

Terry Benson Chief Executive 0207 269 2205

Stephen Puckett	Group Finance Director	0207 269 2205
Financial Dynamics		
Richard Mountain		020 7269 7291

END

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[82-5162]

Regulatory Announcement

Go to market news section

RECEIVED
2004 JUL 14 P 3:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:46 25-Jun-04
Number	1679A

RNS Number:1679A
Michael Page International PLC
25 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

301,500

8) Percentage of issued Class

0.09%

9) Class of security

ORDINARY SHARES

10) Date of transaction

UNKNOWN

11) Date company informed

21 JUNE

12) Total holding following this notification

46,783,500

13) Total percentage holding of issued class following this notification

13.19%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 JUNE 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

RECEIVED
2004 JUL 14 P 3:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	13:24 17-Jun-04
Number	8676Z

RNS Number:8676Z
Michael Page International PLC
17 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

4,695,898

8) Percentage of issued Class

1.32%

9) Class of security

ORDINARY SHARES

10) Date of transaction

10/6/04

11) Date company informed

16/6/04

12) Total holding following this notification

38,820,566

13) Total percentage holding of issued class following this notification

10.95%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....16/6/2004....

Letter to: Michael Page International PLC
Dated: 11 June 2004

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 10 June 2004 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 10.95%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 354,662,799 is the latest figure available to us.

Letter from: Barclays

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 10 June 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 38,820,566 ORD GBP0.01 representing 10.95% of the issued share capital of 354,662,799 units.

Legal Entity	Holding	Percentage Held
Woolwich Unit Trust Managers Ltd	985,982	.2780
Barclays Global Investors, N.A.	1,077,058	.3037
Barclays Global Investors Ltd	13,380,086	3.7726
Barclays Global Investors Australia Ltd	36,094	.0102
Barclays Capital Securities Ltd	5,600	.0016

Barclays Global Investors Ltd		22,399,102	6.3156
Gerrard Ltd		3,500	.0010
	Group Holding	38,820,566	10.9458

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 10 June 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 38,820,566 ORD GBP0.01 representing 10.95% of the issued share capital of 354,662,799 units.

Registered Holder	Account Designation	Holding
ABBEY2TTL-830763-VIDACOS NOMIN	ABBEY2TT	215,586
ABBEYUTTL-6010782807-VIDACOS N	ABBEYUTT	4,578
ABPEURUKQ-872482-MELLON NOMINE	ABPEURUK	1,328,997
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	1,174,661
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	191,252
AP2HDGEUQ-224106619-SVENSKA HA	AP2HDGEU	275,976
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	43,086
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	18,370,560
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	17,325
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	35,272
BARCLAYS CAPITAL NOMINEES LIMI		5,600
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	116,221
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	127,099
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	109,261
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	319,085
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	261,478
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	36,694
BLFEPDTTL-28270-CHASE NOMINEES	BLFEPDTT	118,009
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	101,218
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,589,643
BRKSPFTTL-813168-MIDLAND BANK	BRKSPFTT	388,062
BUCAPTUEA-19503-CHASE MANHATTA	BUCAPTUE	139,160
BUCAPTUKQ-19503-CHASE MANHATTA	BUCAPTUK	44,962
BUDISTUKA-19514-CHASE MANHATTA	BUDISTUK	53,100
BUEXINTTL-19520-CHASE MANHATTA	BUEXINTT	126,519
BUFIVE350-19508-CHASE MANHATTA	BUFIVE35	178,311
BUGENRTTL-19507-CHASE MANHATTA	BUGENRTT	115,541
BUGENRUEA-19507-CHASE MANHATTA	BUGENRUE	115,445
BUINCMTTL-19505-CHASE MANHATTA	BUINCMTT	57,002
BUINVFTTL-19518-CHASE MANHATTA	BUINVFTT	27,748
BUKEQUTTL-N3B6-STATE STREET	BUKEOUTT	98,278
BUSPCSUKQ-19519-CHASE MANHATTA	BUSPCSUK	232,246
BUTRSFTTL-19512-CHASE MANHATTA	BUTRSFTT	14,626
CAAPENTTL-CVS21-NORTHERN TRUST	CAAPENTT	427,135
CEULIPTTL-367748-BANK OF NEW Y	CEULIPTT	1,512,313
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	204,561
CHRSTHUKX-16621-CHASE MANHATTA	CHRSTHUK	22,137
CHUCOMTTL-31961-CHASE NOMINEES	CHUCOMTT	383,454
CLTWORTTL-392177-BANK OF NEW Y	CLTWORTT	30,183
COLEMXTTL-6010064440-CITIBANK	COLEMXTT	47,807
COUEUKTTL-392067-BANK OF NEW Y	COUEUKTT	1,786,765
DENTSTUKA-16644-CHASE MANHATTA	DENTSTUK	191,647
DUNSWRUKA-16612-CHASE MANHATTA	DUNSWRUK	54,441
DYFEDXUKA-772823-MIDLAND BANK	DYFEDXUK	349,509

FFPONGTTL-221428-BANK OF NEW Y	FFPONGTT	71,349
FKRUSSTTL-501562755-BANKERS TR	FKRUSSTT	809,104
FRNUKQTTL-501575013-BANKERS TR	FRNUKOTT	183,017
GMITRNTTL-25772-CHASE MANHATTA	GMITRNTT	94,984
IFT250TTL-4224361-BOISS NOMINE	IFT250TT	102,093
INVESTORS BANK AND TRUST CO.	527191	603,382
INVESTORS BANK AND TRUST CO.	536747	157,550
INVESTORS BANK AND TRUST CO.	552942	58,494
INVESTORS BANK AND TRUST CO.	595966	36,310
JPMORGAN CHASE BANK	540186	36,094
KIOGEQUKA-387173-BNY(OCS)NOM	KIOGEOUK	274,923
MARKIPTTL-814537-MIDLAND BANK	MARKIPTT	29,369
MELLON TRUST OF NEW ENGLAND	604652	142,272
NORTHERN TRUST BANK - BGI SEPA	581610	48,665
NORTHERN TRUST BANK - BGI SEPA	584069	22,572
NORTHERN TRUST BANK - BGI SEPA	604162	7,813
NUFFOUTTL-TNF01-NORTRUST NOMIN	NUFFOUTT	22,335
NUFGENUKA-16901-CHASE MANHATTA	NUFGENUK	17,203
PGUKALTTL-613363-CITIBANK NA	PGUKALTT	12,237
POWYSFTTL-16649-CHASE MANHATTA	POWYSFTT	13,997
PPPMEDUKQ-8002238-DEUTSCHE BAN	PPPMEDUK	49,368
PTMA11TTL-27717-CHASE NOMINEES	PTMA11TT	273,938
R C Greig Nominees Limited a/c	BL1	3,500
ROYLIVTTL-LIV02-NORTRUST NOMIN	ROYLIVTT	389,799
SCTPEQTLC - SCO06 - NORTRUST NOMIN	SCTPEOTL	117,956
STHWRKUKQ - 16669 - CHASE MANHATTA	STHWRKUK	24,567
TORFAEUKQ - 003002 - MELLON NOMINE	TORFAEUK	36,194
TPGEQUTTL - 6948890986 - CITIBANK	TPGEOUTT	230,570
TRIBUNTTL - 18243 - CHASE MANHATTA	TRIBUNTT	46,890
UNIAEQTTL - USFI2 - NORTHERN TRUST	UNIAEOTT	838,805
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	75,047
WELLCOTTL-JD12-STATE STREET	WELLCOTT	184,814
WINUKPTTL-6010640794-VIDACOS N	WINUKPTT	97,743
WOOUSFTTL-214075-BANK OF NEW Y	WOOUSFTT	599,469
	Group Holding	38,820,566

This information is provided by RNS
The company news service from the London Stock Exchange

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©2004 London Stock Exchange plc. All rights reserved